Exhibit 99.2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of November 13, 2018, should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the nine months ended September 30, 2018, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2017. Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018 and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2017, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Thacker Pass project (formerly stage I of the Kings Valley project), located in north-western Nevada, USA. Through its wholly owned subsidiary, RheoMinerals Inc. (“RheoMinerals”), the Company also manufactures organoclay products at its plant in Fernley, Nevada, USA.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”, and together with the Company, the “Joint Venture partners”) to form a 50/50 joint venture (the “Joint Venture”) to develop the Cauchari-Olaroz project (“Caucharí-Olaroz”). Cauchari-Olaroz is a lithium brine project.

On October 31, 2018, the Company completed a series of transactions (together, the “Transaction”), pursuant to which, among other things, SQM POTASIO S.A. sold its interest in Minera Exar to a subsidiary of Ganfeng (defined herein). As a result of the Transaction, Lithium Americas’ interest in Cauchari-Olaroz increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest.  In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. With this new source of financing, the Company expects to have more than sufficient financial resources to fully fund its 62.5% share of Minera Exar’s capital expenditures related to Stage 1 of the Caucharí-Olaroz project. In addition, Ganfeng also provided a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company.

The Thacker Pass project is 100% owned by the Company and is a clay-based lithium project. It has been the subject of extensive exploration and processing development work. On April 5, 2018, the Company announced an increase in Measured and Indicated mineral resources of approximately 80% from the Company’s 2016 mineral resource estimate, establishing the Thacker Pass project as the largest known lithium resource in the United States. On June 21, 2018, the Company announced Preliminary Feasibility Study (“PFS”) results for the Thacker Pass project and on August 2, 2018 filed the PFS on SEDAR at www.sedar.com. The PFS demonstrates robust economics with projected after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% assuming a price of $12,000/t for battery-grade lithium carbonate.

In addition, the Company’s wholly-owned subsidiary RheoMinerals operates an organoclay manufacturing plant located in Fernley, Nevada, and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays.  RheoMinerals’ products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1150-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (“Lithium Nevada”) and RheoMinerals Inc., in Argentina through a 62.5%-owned Joint Venture company, Minera Exar S.A. (“Minera Exar”) and a wholly-owned subsidiary Potassium S.A. and in the Netherlands through a 62.5%-owned Joint Venture company, Exar Capital B.V. Additional information relating to the Company is available on SEDAR at www.sedar.com.

NINE MONTHS ENDED SEPTEMBER 30, 2018 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•	On October 31, 2018, Lithium Americas completed the Transaction with Ganfeng and SQM with respect to the Cauchari-Olaroz lithium project.
•	As a result of the Transaction, Lithium Americas increased its interest in Minera Exar, the holding company for Cauchari-Olaroz, to 62.5% from 50.0% with Ganfeng holding the remaining 37.5%.
•

Development activities are on schedule with the advancement of detailed engineering, ponds construction, production wells drilling, camp construction, plant design and supply purchases to support the start of Stage 1 production in 2020. No delay is anticipated in the production schedule as a result of the Transaction.

•	The first evaporation pond was completed and commenced filling with brine in October 2018.
•	Engineering is continuing and is on track to support the first bid packages for plant construction during the fourth quarter of 2018.
•

A total of $41 million has been advanced to Minera Exar during the first nine months of 2018 (including $22.5 million by the Company) in the form of equity contributions and loans. An additional $12 million was advanced to Minera Exar subsequent to the quarter ended September 30, 2018 (including $9 million by the Company).

•	Minera Exar has increased the size of its team and there are approximately 180 full-time Minera Exar employees and over 200 additional contractors working on Cauchari-Olaroz in Argentina.
•	Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.

Lithium Nevada:

•	On August 2, 2018, the Company filed the preliminary feasibility study for the Thacker Pass lithium project (“Thacker Pass”).
•

The permitting process for Thacker Pass is underway, with environmental baseline data collection substantially complete and a conceptual Mine Plan of Operations submitted to the Bureau of Land Management (“BLM”).

•

Lithium Americas continues to collaborate with Ganfeng on the development of the pilot plant testing programs for Thacker Pass. A pilot plant and laboratory is being constructed in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid) and to provide feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

•	The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

•

The sales of RheoMinerals for the nine months ended September 30, 2018 were $3.4 million (2017 – $3.8 million). Sales for the three months ended September 30, 2018 were $1.4 million (2017 - $1.1 million).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Finance:

•	As at September 30, 2018, the Company had $26.0 million in cash and cash equivalents.
•

As part of the Transaction, Ganfeng has also provided a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company, of which $17 million was received by the Company and the balance is repayable by the end of 2018.

•

The Company has a $205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the start of Q3 2018, the Company has received $15 million on its first drawdowns of this credit facility ($10 million of which occurred during Q3 2018). As part of the Transaction, Ganfeng also provided LAC an additional $100 million unsecured, limited recourse, subordinated loan facility, increasing LAC’s overall credit availability to $290 million.

Corporate

•

In August 2018 the Company appointed Mr. Jonathan (Jon) Evans as President and Chief Operating Officer. Jon brings over 20 years of executive operations experience to his new role, including five years as a general manager of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of Lithium Americas.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

Figure A: Brine discharging into the production pond at Cauchari-Olaroz, October 2018.

Figure B: Production pond at Cauchari-Olaroz, October 2018 (brine filling on far left).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Project Development Status

•

Evaporation pond construction continues as scheduled and an acceleration plan was agreed with the contractor. The first pond was completed in October 2018 and has commenced filling with brine. Minera Exar is engaged in commercial discussions to supply a liner and geotextile to complete the next ponds.

•

As a result of Ganfeng becoming a new joint venture partner effective October 31, 2018, all project data and information that was previously in SQM’s project office was transferred to Minera Exar’s project office in Jujuy. Transition of resources and management to Minera Exar’s team has been coordinated and major activities are now under Minera Exar’s management, with a handful of professionals from SQM remaining involved with the project in accordance with transitional provisions of the Transaction agreements.

•

The current project organization represents an integrated team comprising engineering (detailed engineering is executed in the Santiago Office of Hatch Ltd. (“Hatch”), who have been engaged to provide various services to the project), procurement and construction under the single responsibility and leadership of Minera Exar. A blended organization was established incorporating resources from Hatch into a team led by Minera Exar. The engagement of Hatch’s resources is expected to provide continuity and add value to the project execution. Having the core Minera Exar project team based close to site in Jujuy will allow management to be more effective, efficient and integrated with the field team based in Cauchari.

•	A campaign to complete production wells is progressing as planned and additional resources/equipment were mobilized to site.
•

Engineering continues and is on track to support carbonate plant construction packages and to accelerate ponds construction. The first plant construction bid work packages will be issued in Q4, 2018 and construction of the plant will start thereafter. The procurement team has developed the list of critical items to support the current project schedule.

•

Progress was made on the construction of facilities and infrastructure to transport brine to ponds from existing wells and brine is currently being pumped to the first pond. Progress is made as per current schedule for the additional platforms and roads to support the production wells campaign and brine transportation.

•	Engineering for the gas pipeline is almost complete and Minera Exar is working on permitting with a gas transportation company.
•	Minera Exar expects to receive vendor data from major equipment suppliers during Q4 of 2018.

Permitting

To date, Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline.

Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the initial reserve estimate and mine plan that LAC completed on Cauchari-Olaroz in 2012, and that was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for the exploitation for the Cauchari-Olaroz Project based on a 25,000 tonnes per annum (“tpa”) rate of production and in the manner contemplated in the Stage 1 DFS (as defined below), was approved by the relevant provincial regulatory authorities in the latter half of 2017. In 2017, Minera Exar also received approval for the construction of the Cauchari-Olaroz Project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. In 2017, Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar is also supporting local communities through a number of infrastructure and education programs.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals and practice activities at site.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

Stage 1 DFS

On March 29, 2017 the Company announced results of a Definitive Feasibility Study (the “Stage 1 DFS”) on the first stage of the Cauchari-Olaroz project. Detailed technical information on the Cauchari-Olaroz Project can be found in a technical report that was filed with the securities regulatory authorities in each of the provinces of Canada on January 17, 2018, entitled “NI 43-101 Technical Report Updated Feasibility Study Reserve Estimation and Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Cauchari TR”). The Cauchari TR has an effective date of March 29, 2017. The Cauchari TR is filed on SEDAR at www.sedar.com and on the Company’s website at www.lithiumamericas.com.

Project Financing

In 2017, the Company closed two financings, with Ganfeng and with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity.

In connection with the Transaction, Ganfeng has provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng has also provided a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company, of which $17 million has been received by the Company with the balance repayable by the end of 2018.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business” and “Nine Months ended September 30, 2018 Highlights” above.

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015, 2016 and 2017 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. The first nine months of 2018 has been challenging for Argentina’s economy with high inflation, and the country seeking financial support from the International Monetary Fund to help provide stability to the currency. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium. Additionally, the Province of Jujuy, where the project is located, is very supportive of the development of the project.

Argentina enacted comprehensive tax reform (Law No. 27,430 (the “Law”)), through publication in the Official Gazette on December 29, 2017. The Law is generally effective January 1, 2018. Specifically, the Law introduces amendments to corporate income tax, personal income tax, VAT, tax procedural law, criminal tax law, social security contributions, excise

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

tax, tax on fuels and tax on the transfer of real estate. It also establishes a special regime comprising an optional revaluation of assets for income tax purposes. The reform, coupled with an agreement with Argentina’s provinces to reduce regional sales taxes, is expected to reduce the Company’s tax burden and improve the efficiency of the taxation system.

On September 4, 2018, the Argentinian authorities issued Executive Order No. 793/2018 establishing an export tax of 12% over all goods exported from Argentina, applicable from September 4, 2018, to December 31, 2020.  The tax is capped at 4 Argentinian pesos per U.S. dollar for primary products, including agricultural goods, and 3 pesos per dollar on other exports. This action was part of a larger plan that included other austerity measures and invoking an International Monetary Fund assistance loan. We do not expect that this action will have any significant impact on the Company.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass project, a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada (“Thacker Pass” or the “Project”), through its wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

Project Details

The Thacker Pass Project is located in Humboldt County in northern Nevada, USA. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada and 33 km due south of the Oregon border. The Project is accessible via a paved highway with good regional infrastructure including power and rail.  Northern Nevada is recognized as one of the most concentrated areas in the world for skilled mining labor and services.

The Project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

Preliminary Feasibility Study (“PFS”)

•

On June 21, 2018 the Company announced the PFS results and on August 2, 2018 filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate (“Li2CO3”) with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a life of mine (LOM) of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

•

On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate and establishes Thacker Pass as the largest known lithium resource in the United States.

•

Lithium Nevada has identified extensions of high-grade (average 3,998 ppm Li) and near-surface lithium mineralization adjacent and northwest of the proposed 2012 pit boundary. Exploration drilling continues in the Southwest Basin, located less than two kilometers south of the PFS pit boundary, where lithium-enriched claystone was first discovered during the 2017 exploration program.

•	The PFS for Thacker Pass, with effective date August 1, 2018, is available on SEDAR website, www.sedar.com, and on EDGAR website, www.sec.gov/edgar.shtml.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Metallurgical Process Development

•	Lithium Nevada has expanded its team with experienced chemical engineers, geologists and permitting specialists.
•

Metallurgical testwork for the PFS was carried out at production facilities owned and operated by Ganfeng in Jiangxi Province, China. The process test work benefited from a close collaboration between Ganfeng and Lithium Americas’ respective technical teams.

•	The process assembles and optimizes commercially-proven techniques in metallurgy in a novel configuration.
•

Lithium Americas continues to collaborate with Ganfeng on the development of the pilot plant testing programs for Thacker Pass. A new pilot plant and laboratory is being constructed in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid) and to provide feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

•

The pilot plant in Reno is being developed to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. This portion of the flowsheet currently represents nearly 40% of OPEX and additional test work will be conducted to optimize the efficiency of sulfuric acid while minimizing the dissolution of other elements.

•

The designer of the crystallizer will receive several bulk samples of lithium sulfate brine produced by the pilot plant in Reno. The crystallizer designer will produce lithium carbonate and lithium hydroxide and will also provide a performance guarantee for the plant-scale facility based on the results obtained on these bulk samples. Confirmation will take place by others, notably Ganfeng. Ganfeng’s existing facilities provide an accelerated and low-cost opportunity to demonstrate the process technology at a commercial scale.

Exploration

•

Further exploration drilling commenced in Q2 2018 and will conclude in Q4 2018.  Key activities include expansion drilling at the proposed pit area, step-out drilling in the Southwest Basin (where high-grade lithium claystone was first discovered in 2017) and exploration of new target areas.

Permitting

•

Lithium Americas began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. The baseline data collection process is scheduled to be substantially complete by Q4 2018.

•

A conceptual Mine Plan of Operations was submitted to the BLM in Q3 2018. Final baseline reports and an Environmental Report will be submitted to allow the BLM to prepare a Draft Environmental Impact Statement (“EIS”) in Q3 2019.  Approvals would be issued following the regulatory conclusion of the Final EIS.

•

The permitting team has been expanded to include Ted Grandy, VP of Legal and Regulatory Affairs.  With over 25 years of experience, Mr. Grandy will be responsible for achieving all permits required for construction.  Mr. Grandy comes to Lithium Nevada from a major North American-based mining company with operations in Nevada, where he functioned in a similar capacity.

Environmental Sustainability

•

Consistent with Lithium Americas’ focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Lithium Nevada has provided the seed financing to kick-start the long-term initiative and is entitled to one nominee on the Fund's board of directors. Several major mining companies have made multi-year funding commitments to the Fund and it is anticipated that other industry partners will also participate to expand the research program.

•	The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Stakeholder Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•

As part of this strategy, the Company has engaged Tim Crowley, as VP of Government and Community Relations to work with nearby communities.   Mr. Crowley is a public relations specialist and former president of the Nevada Mining Association.

•	Open houses were held in Winnemucca and Orovada in July 2018 to communicate progress on the Project and answer questions.
•	The Company provided education funding for three local schools in 2017 and continues this engagement in 2018.

RheoMinerals Business

Most of RheoMinerals’ $3.4 million sales during the nine months ended September 30, 2018 (2017 - $3.8 million) were to oil and gas service sector customers.

In fiscal year 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Delmon Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services and is a leading local supplier of oilfield minerals and chemicals to the leading Saudi Arabia oil producer. Under this agreement, RheoMinerals has collaborated with Delmon in the design and construction of a manufacturing facility in Saudi Arabia (the “Delmon Plant”) for specialty additives used in oil-based drilling fluids. The initial product offering includes NAF-GEL organophilic bentonite and NAF-TROL HT organophilic leonardite products. RheoMinerals will receive $1.2 million (of which $0.6 million has been received) in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. Under the Delmon Agreement, RheoMinerals will also receive royalties from future Delmon Plant production, including a 12.5% net profit royalty payable for seven years from the manufacturing completion date (as defined in the Delmon Agreement) and a 3% gross profit royalty on new products payable for seven years from the date of sale of any new product.

Delmon Plant Construction Update:

•	The manufacturing plant has been successfully commissioned and product sales from the plant by Delmon are expected to commence in Q4 2018.
•

Product certification with a major customer in Saudi Arabia is in progress. Discussions with major oilfield service companies for supply of private-labeled products into the Middle East and North Africa market are underway.

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Share Consolidation

As authorized by its shareholders, as part of the NYSE listing process, the Company implemented a consolidation of its outstanding Common Shares effective from November 8, 2017 on the basis of one new common share for every five outstanding Common Shares. The share consolidation affected all issued and outstanding Common Shares, stock options, restricted share units and deferred share units. All information relating to basic and diluted earnings per share, issued and outstanding Common Shares, stock options, restricted share units, deferred share units, and per share amounts in this report have been adjusted retrospectively to reflect the share consolidation.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Selected Financial Information

Quarterly Information

Selected consolidated financial information is presented as follows:

	2018			2017				2016
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets	108,105	103,868	107,866	113,491	118,462	86,017	48,517	45,301
Investment in Joint Venture	29,811	29,795	26,026	19,637	7,981	7,507	11,649	13,136
Loans to Joint Venture	25,239	16,726	11,698	11,479	11,255	5,079	5,019	-
Property, plant and equipment	17,488	17,730	17,859	18,070	18,078	17,876	18,066	18,502
Working capital (current assets less current liabilities)	28,834	32,572	47,773	57,494	73,804	50,923	9,620	8,593
Organoclay sales	1,420	855	1,096	452	1,059	1,612	1,167	534
Expenses	(6,457)	(7,353)	(5,659)	(5,863)	(10,098)	(7,969)	(7,969)	(5,308)
Net loss for the period	(7,433)	(6,649)	(4,567)	(5,805)	(12,759)	(9,726)	(4,960)	(5,598)
Basic and diluted loss per common share	(0.08)	(0.08)	(0.05)	(0.05)	(0.15)	(0.15)	(0.15)	(0.05)

Notes:

1) Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

2) 2016 had five quarters due to the change in year end from September 30 to December 31 during the year. For the ease of comparison, 2016 quarters were renumbered in the table for consistent presentation with the same corresponding calendar quarters in 2017 and 2018.

The Company’s total assets increased through 2017 due to proceeds from financings offset by expenses incurred. The Company received $7,297 in Q1 2017 and $40,163 in Q2 2017 pursuant to an investment agreement with Ganfeng and $33,539 in Q3 2017 in accordance with the investment agreement with Bangchak.

The Company provided a $5,000 loan to the Joint Venture in Q1 2017, followed by a $6,000 loan in Q3 2017, a $4,500 loan in Q2 2018 and a $8,000 loan in Q3 2018 and equity contributions of $13,300 in Q4 2017, $6,500 in Q1 2018 and $3,500 in Q2 2018 to finance development activities at Minera Exar. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase. Accordingly, all costs directly attributable to the project which were expensed before July 1, 2017 as exploration expenditures have started to be capitalized from that date.

In Q1-Q3 2017 the working capital increased due to the closing of financings with Ganfeng and Bangchak. The working capital decreased in Q4 2017 and Q1, Q2 and Q3 2018 as a result of equity contributions and loans made by the Company into the Joint Venture as detailed above, as well as exploration expenditures at Lithium Nevada and general and administrative expenditures.

The decrease in the Company’s Organoclay sales in Q4 2017 compared to Q3 2017 was due to a temporary decrease in oil drilling products orders which rebounded in Q1 2018.

The increase in the Company’s expenses and net loss for the period in Q2 2018 compared to Q1 2018 was primarily due to exploration and development expenditures on the Thacker Pass project and annual bonuses awarded in Q2 2018. The increase in the Company’s expenses in Q3 2017 compared to Q2 2017 was primarily due to higher exploration expenditures on the Thacker Pass project, bonuses awarded in Q3 2017, and stock-based compensation expense due to new stock options and restricted share units (“RSUs”) grants in Q3 2017. The increase in the Company’s net loss in Q3 2017 was a result of the increase in expenses and higher foreign exchange loss due to the strengthening of the Canadian dollar against the US dollar during the period. The Company holds most of its cash in US currency. The increase in the Company’s expenses in Q2 2017 compared to Q1 2017 was primarily due to Company’s share of loss in the Joint Venture due to the increase in activity on the Cauchari-Olaroz project and stock-based compensation expense due to new stock options and RSU grants in Q2 2017.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Results of Operations – Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

The following table summarises the key items that resulted in the decrease in net loss for the nine months ended September 30, 2018 versus the nine months ended September 30, 2017, as well as certain offsetting items:

Financial results	Nine months ended September 30,		Change
	2018	2017
	$	$	$
Organoclay sales	3,371	3,838	(467)
Cost of sales	(4,998)	(5,000)	2
Exploration expenditures	(7,323)	(2,623)	(4,700)
Organoclay research and development	(423)	(318)	(105)
General and administrative expenses	(7,555)	(5,334)	(2,221)
Share of loss in Joint Venture	(271)	(4,452)	4,181
Stock-based compensation	(3,897)	(9,729)	5,832
Foreign exchange gain/(loss)	1,523	(4,157)	5,680
Other income	924	330	594
Net Loss	(18,649)	(27,445)	8,796

Net loss for the nine months ended September 30, 2018 was $18,649 compared to $27,445 for the nine months ended September 30, 2017. The decrease in the net loss was mainly attributable to the lower loss from the Joint Venture (as most costs were capitalized in the nine months ended September 30, 2018, but expensed during the first two quarters of 2017), lower stock-based compensation and higher foreign exchange gain partially offset by higher exploration expenses at the Thacker Pass project and higher general and administrative expenses.

Organoclay Sales and Cost of Sales

The organoclay sales revenue during the nine months ended September 30, 2018 was $3,371 (2017 - $3,838), with related production costs of $4,238 (2017 - $4,295) and depreciation expense of $760 (2017 - $705) resulting in gross loss from organoclay sales of $1,627 (2017 - $1,162). The decrease in sales is due to the decrease in oil drilling products orders which rebounded in the end of Q3 2018.

Expenses

Exploration expenditures during the nine months ended September 30, 2018 of $7,323 (2017 – $2,623) increased mostly due to advancing the Thacker Pass project.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture during the nine months ended September 30, 2018 of $271 (2017 – $4,452) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased during the nine months ended September 30, 2018 compared to the same period of 2017 as the majority of costs incurred during the nine months ended September 30, 2018 were capitalized as project development costs.

Stock-based compensation during the nine months ended September 30, 2018 of $3,897 (2017 - $9,729) is a non-cash expense and consists of the $2,916 (2017 – $3,017) estimated fair value of stock options, the $832 (2017 – $6,712) fair market value of RSUs, and the $149 fair value of PSUs  vested during the period. During the nine months ended September 30, 2018, the Company granted 90 stock options, 236 RSUs of which 197 RSUs were granted in lieu of accrued liabilities, 60 DSUs and 699 PSUs to its employees and officers. Higher stock-based compensation during Q3 2017 was mainly due

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

to a one-time bonus granted to certain executives of the Company in connection with the successful completion of the Ganfeng and Bangchak financings.

Included in General and Administrative expenses during the nine months ended September 30, 2018 of $7,555 (2017 - $5,334) are:

-

Office and administrative expenses of $943 (2017 - $498) include Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance costs and compliance costs as a result of the NYSE listing.

-

Professional fees of $935 (2017 - $571) consist of legal fees of $423 (2017 – $256), consulting fees of $309 (2017 - $159), public relations fees of $34 (2017 - $79), and accounting fees of $169 (2017 - $77). Professional fees were higher during the nine months ended September 30, 2018 due to increased activities at corporate and Lithium Nevada.

-

Salaries and benefits of $3,689 (2017 - $3,091) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The increase in salaries and benefits is due to hiring additional employees in the second half of 2017 and Q1 2018, the annual bonus accrued in Q2 2018, and an increase in directors’ fees.

-	Regulatory and filing fees were $768 (2017 - $109). The increase is due to the costs of listing the Company on the NYSE and the filing of the base shelf prospectus on February 7, 2018.

Other Items

The Company recognized during the nine months ended September 30, 2018 a foreign exchange gain of $1,523 (2017 – loss of $4,157). The gain was due to the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance during the nine months ended September 30, 2018. The Company holds most of its cash in US currency in the parent company with Canadian dollar functional currency.

Other income during the nine months ended September 30, 2018 was $924 compared to other income of $330 in 2017. Included in other income during the nine months ended September 30, 2018, are $504 in interest income on cash and $629 interest income on the loans to the Joint Venture. Included in other income in the same period of 2017 was $377 of Delmon proceeds, $197 in interest income on cash, $125 interest income on the loans to the Joint Venture offset by $369 of equipment write-offs at RheoMinerals.

Results of Operations – Three Months Ended September 30, 2018 Compared to the Three Months Ended September 30, 2017

The following table summarises the key items that resulted in the decrease in net loss for the three months ended September 30, 2018 (Q3 2018) versus the three months ended September 30, 2017 (Q3 2017), as well as certain offsetting items:

Financial results	Quarter ended September 30,		Change
	2018	2017
	$	$	$
Organoclay sales	1,420	1,059	361
Cost of sales	(2,009)	(1,575)	(434)
Exploration expenditures	(3,718)	(1,231)	(2,487)
Organoclay research and development	(149)	(110)	(39)
General and administrative expenses	(1,651)	(2,762)	1,111
Share of loss in Joint Venture	(1)	776	(777)
Stock-based compensation	(938)	(7,139)	6,201
Foreign exchange (loss)	(722)	(2,347)	1,625
Other income	335	570	(235)
Net Loss	(7,433)	(12,759)	5,326

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Net loss for the three months ended September 30, 2018 was $7,433 compared to $12,759 for the three months ended September 30, 2017. The decrease in the net loss was mainly attributable to lower stock-based compensation, lower general and administrative expenses and higher foreign exchange gain partially offset by higher exploration expenses at the Thacker Pass project.

Organoclay Sales and Cost of Sales

The organoclay sales revenue in Q3 2018 was $1,420 (Q3 2017 - $1,059), with related production costs of $1,885 (Q3 2017 - $1,117), depreciation expense of $395 (Q3 2017 - $159), and inventory writedown reversal of $271 (Q3 2017 – write off of $299) resulting in gross loss from organoclay sales of $589 (Q3 2017 - $516).

Expenses

Exploration expenditures in Q3 2018 of $3,718 (Q3 2017 – $1,231) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to advancing the Thacker Pass project.

Organoclay research and development costs are consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture in Q3 2018 of $1 (Q3 2017 – gain $776) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. In Q3 2017 the Company recognized its share of the Joint Venture’s VAT and other taxes receivable which resulted in the Company’s share of Q3 2017 income in the Joint Venture of $776.

Stock-based compensation in Q3 2018 of $938 (Q3 2017 - $7,139) is a non-cash expense and consists of the $636 (Q3 2017 - $2,015) estimated fair value of stock options vested during the period, the $153 (Q3 2017 - $5,124) fair market value of RSUs, and $149 (Q3 2017 – nil) fair value of PSUs. In Q3 2018 the Company granted 207 RSUs and 699 PSUs to its employees and officers. Higher stock-based compensation during Q3 2017 was mainly due to a one-time bonus granted to certain executives of the Company in connection with the successful completion of the Ganfeng and Bangchak financings.

Included in General and Administrative expenses in Q3 2018 of $1,651 (Q3 2017 - $2,762) are:

-

Office and administrative expenses of $303 (Q3 2017 - $183) includes Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance costs and compliance costs as a result of the NYSE listing.

-

Professional fees of $243 (Q3 2017 - $167) consist of legal fees of $61 (Q3 2017 – $42), consulting fees of $131 (Q3 2017 - $71), public relations fees of $4 (Q3 2017 - $31), and accounting fees of $47 (Q3 2017 - $23). Professional fees were higher in Q3 2018 due to increased activities at corporate and Lithium Nevada.

-

Salaries and benefits of $735 (Q3 2017 - $2,009) include salaries, benefits, and bonuses for the Company’s employees and directors’ fees. The decrease in salaries and benefits is due to the annual bonuses in Q3 2017.

-	Regulatory and filing fees were $69 (Q3 2017 - $56). The increase is due to the costs of listing the Company on the NYSE.

Other Items

The Company recognized in Q3 2018 a foreign exchange loss of $722 (Q3 2017 – loss of $2,347). The loss was due to the weakening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency.

Other income in Q3 2018 was $335 compared to other income of $570 in Q3 2017. Included in other income in Q3 2018 are $171 in interest income on cash, $256 interest income on the loans to the Joint Venture, and $68 accrued interest expense. Included in other income in Q3 2017 was mainly interest income on cash and $300 Delmon installment payment received.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine Months Ended September 30,
	2018 $	2017 $
Cash used in operating activities	(13,873)	(7,886)
Cash used in investing activities	(23,387)	(11,650)
Cash provided by financing activities	8,031	84,222
Effect of foreign exchange on cash	(215)	466
Change in cash and cash equivalents	(29,444)	65,152
Cash and cash equivalents - beginning of period	55,394	8,056
Cash and cash equivalents - end of period	25,950	73,208

As at September 30, 2018, the Company had cash and cash equivalents of $25,950 and working capital of $28,834 compared to cash and cash equivalents of $73,208 and working capital of $73,804 as at September 30, 2017.

On January 27, 2017, pursuant to the Ganfeng Investment Agreement (as defined herein), the Company issued to Ganfeng 2,250 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$9,563 ($7,297). On June 7, 2017, the Company issued to Ganfeng an additional 12,750 Common Shares at a price of CDN$4.25 per share, for an aggregate cash subscription of CDN$54,188 ($40,163). On July 14, 2017, pursuant to the Bangchak Investment Agreement (as defined herein), the Company issued to Bangchak 10,000 Common Shares at a price of CDN$4.25 per common share, for an aggregate cash subscription of CDN$42,500 ($33,539).

The Company will require additional working capital for further development of its lithium projects and to continue development of its organoclay business.  The timing and the amount of Lithium Nevada and RheoMinerals expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Venture partner.

The Company is in the development stage and as such, does not generate significant revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects.  The Company’s access to financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not now, nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

Financings

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with Ganfeng and the investment agreement (the “Bangchak Investment Agreement”) with Bangchak through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 Common Shares while BCP subscribed for 10,000 Common Shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

•

A $205,000 credit facility agreement.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000, respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  In Q3 2018 the Company received $10,000 on its first drawdowns of this credit facility. Subsequent to the end of the quarter, the Company drew down an additional $5,000 on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of the Cauchari-Olaroz project’s Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor rights agreement.  The Company entered into an investor rights agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility and provided a first priority security interest to both lenders on all assets except the interest in Minera Exar. The credit facility agreements contain certain representations and warranties, restrictions, events of default, and covenants, customary for agreements of these types.

Base Shelf Prospectus

On February 7, 2018, the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period, of up to $500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System. While the Company has no immediate plans to raise capital, the shelf prospectus provides financial flexibility and the ability to efficiently access capital markets as the Company pursues future growth opportunities in Argentina, Nevada and elsewhere.

Operating Activities

Cash used in operating activities during the nine months ended September 30, 2018, was $13,873 compared to $7,886 net cash used during the same period of 2017. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities consumed cash of $23,387 during the nine months ended September 30, 2018, compared to $11,650 during the same period of 2017. During the nine months ended September 30, 2018, the Company advanced $22,500 to Minera Exar as equity contributions and loans. In Q1-Q2 2017, the Company entered into loan agreements for $11,000 with Minera Exar. The advances and loans are used by Minera Exar for mining exploration or mining construction and development purposes. During the nine months ended September 30, 2018, $833 of an escrow deposit pursuant to the Joint Venture agreement with SQM was released (2017 - $833). The remaining cash used in investing activities was for the additions to property, plant and equipment of $307 (2017 - $750) and additions to exploration and evaluation assets of $664 (2017 - $495).

Financing Activities

During the nine months ended September 30, 2018, the Company drew down $10,000 from the credit facility and paid $1,834 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings. During the nine months ended September 30, 2017, the Company received $79,325 in connection with the Ganfeng investment agreement, $627 from the exercise of stock options and $4,396 from the exercise of warrants.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

CURRENT SHARE DATA

As at the date of this report, the Company has 88,722 Common Shares issued and outstanding, 1,670 RSUs, 102 DSUs, 5,217 stock options, and 699 PSUs.

RELATED PARTY TRANSACTIONS

The Company`s 50%-owned (62.5%-owned subsequent to the closing of the Transaction) joint venture Minera Exar entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-Los Boros Option Agreement entered into with Grupo Minero Los Boros (Refer to Note 4 of the Company’s September 30, 2018 unaudited condensed consolidated interim financial statements);

-Construction services for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $1,401 during the nine months ended September 30, 2018.

During the nine months ended September 30, 2018 Minera Exar paid director’s fees of $55 to its President, who is also a director of the Company.

Compensation of Key Management

Effective July 1, 2018, the Company revised the remuneration of its non-executive directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

The Board established a Special Committee of independent directors to oversee the Transaction. The Company established remuneration consisting of a $10 retainer to the members of the Special Committee and $20 to the Chair. In addition, the Company will pay $1 per meeting in excess of five meetings.

The remuneration of directors and members of the executive management team included:

	For the nine months ended September 30,
	2018 $	2017 $
Stock-based compensation	1,959	7,459
Salaries, benefits and directors’ fees included in general and administrative expenses	2,147	2,669
Salaries and benefits included in exploration expenditures	470	290
Salaries and benefits capitalized to Investment in the Joint Venture	697	75
	5,273	10,493

Amounts due to directors and members of the executive management team were as follows:

	As at September 30,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	231	265

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

CONTRACTUAL OBLIGATIONS

As at September 30, 2018, the Company had the following contractual obligations:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Credit facility	69	-	10,000	10,069
Rent of office spaces	237	649	255	1,141
Rent of pilot plant premises	30	38	-	68
Promissory note for RheoMinerals plant	180	689	-	869
Equipment finance leases	38	24	-	62
Car lease obligation	6	21	-	27
Total	560	1,420	10,255	12,235

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s September 30, 2018 unaudited condensed consolidated interim financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. The Company had $195 million of available undrawn credit facilities as at September 30, 2018 available to finance its share of the capital costs of the Minera Exar Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities.  All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent measurement and changes in fair value will depend on their initial classification.  Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables and short-term restricted cash have been designated as loans and receivables and are included in current assets due to their short-term nature. Loans to the Joint Venture and long-term restricted cash have been designated as loans and receivables and are included in non-current assets due to their long-term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities and long-term borrowings. Accounts payable, accrued liabilities, and the current portion of long-term borrowings that are due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature. Long-term borrowings are included in long-term liabilities due to their long-term nature.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018.  The Company’s reclamation bond arrangement is disclosed below.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $249 for the Thacker Pass project as at September 30, 2018. The Company’s $1,008 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgements

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 for Critical Accounting Estimates and Judgements disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty during the nine months ended September 30, 2018 were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, other than below:

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of Minera Exar changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar to finance the construction.

Accounting Policies

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 for the significant accounting policies. Effective January 1, 2018 the Company adopted IFRS 15 and IFRS 9 as disclosed below.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of the Company’s financial assets on the transition date given the Company has no history of bad debt expenses.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 was issued in May 2014 by the IASB.  Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2017 in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form for the year ended December 31, 2017 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com.

A summary of the Company’s financial instruments risk exposure is provided in Note 14 of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2018.

INVESTOR RELATIONS

Tom Hodgson, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

In August 2018, Mr. Jonathan (Jon) Evans was appointed as President and Chief Operating Officer of the Company. In addition to having served as an officer in the U.S. Army, Jon brings over 20 years of executive operations experience, including management positions with General Electric in the US and Europe, and executive roles at a number of major industrial companies owned by private equity firms. From 2008 to 2013, Jon was the General Manager in charge of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of LAC.

With Jon’s appointment as President, John Kanellitsas became Executive Vice Chairman of the Company, in which capacity he will chair the Company’s Management Committee, be primarily responsible for managing the Company’s recently announced collaboration efforts with Ganfeng and continue to work on developing long-term financing plans for Thacker Pass.

In August 2018 the Company announced the appointments of Rene LeBlanc as Chief Technical Officer and Alec Meikle as Vice President, Corporate Development. Rene joined Lithium Americas in 2017 as a Senior Processing Development Manager responsible for developing and testing the process flowsheet for Thacker Pass and, more recently, has been involved in the technical development of Cauchari-Olaroz. Prior to joining the Company, Rene worked for over 15 years in process engineering at both FMC Corp. and Tesla, Inc.  Alec joined the Company in 2016 and has played a key role in the Company’s successful efforts in securing over US$350 million of debt and equity capital and structuring the Company’s recently closed transaction with Ganfeng. Prior to joining Lithium Americas, Alec was a research analyst covering the lithium market with 10 years’ experience in finance and capital markets.

Coincidently with these appointments, Myron Manternach (formerly Executive Vice President, Finance and Corporate Development) and David Deak (formerly Chief Technical Officer) left the Company to pursue other opportunities.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a full-time employee of Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Thacker Pass project, including a description of data verification and QA/QC programs, is available in the NI 43-101 technical report of Lithium Americas dated effective August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, available on SEDAR.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Updated Feasibility Study, Reserve Estimation and Lithium Carbonate Production at the Caucharí-Olaroz Salars, Jujuy Province, Argentina,” dated January 15, 2018 available on SEDAR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.  The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis.  The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design and operating effectiveness of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return and sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz project; the cost, timing and size of a potential expansion of the Cauchari-Olaroz project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project; the potential for partnership and financing scenarios for the Thacker Pass project; the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production at the facility in Fernley; the production of organoclay product expected to be manufactured at the Delmon Plant in Saudi Arabia.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund the Cauchari-Olaroz project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	the completion of the Delmon project;
•	the impact of increasing competition in the lithium business;
•	unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass project;
•	anticipated timing and results of exploration, development and construction activities;
•	the Company’s ability to obtain additional financing on satisfactory terms or at all;
•	the ability to achieve production at any of the Company’s mineral exploration and development properties;
•	preparation of a development plan for lithium production at the Thacker Pass project; and

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

•	the continued growth of the shale gas and ultra-deep oil drilling and the growth of demand for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risk Factors” in this MD&A. Such risks also include, but are not limited to the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; recovery rates; lithium prices; changes in project parameters as plans continue to be refined; legislative changes that impact the operating segments in which the Company conducts business; receipt and security of mineral property titles; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meets customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; and a reduction in the demand for shale or ultra-deep drilling or in the demand for lithium. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.